ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
 (PURSUANT TO NRS 78.380)

USE BLACK INK ONLY-DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation
For Nevada Corporations
(Pursuant to NRS 78.380—Before Issuance of Stock)

1.	Name of corporation:

2.	The articles have been amended as follows (provide article numbers, if available):

ARTICLE V

BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed and directed by a board of directors.  Directors need not be shareholders or residents of Nevada.  Meetings of the Board of Directors, both regular and special, may be held either within or without the State of Nevada.  The number of members of the Board of Directors will be fixed from time to time by the Board of Directors, but (subject to vacancies) in no event may there be less than one director.  Each director shall serve until the next annual meeting of the shareholders or until his successor is elected.

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3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

MAJORITY
4.	Effective date of filing (optional):

5.	Signatures (if more than two signatures, attach an 8 ½” x 11” plain sheet with the additional signatures.)

X /s/ William N. Hagler
Signature

ARTICLE V

BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed and directed by a board of directors.  Directors need not be shareholders or residents of Nevada.  Meetings of the Board of Directors, both regular and special, may be held either within or without the State of Nevada.  The number of members of the Board of Directors will be fixed from time to time by the Board of Directors, but (subject to vacancies) in no event may there be less than one director.  Each director shall serve until the next annual meeting of the shareholders or until his successor is elected.

If any vacancy occurs in the Board of Directors during a term, the remaining directors, by affirmative vote of a majority thereof, may elect a director to fill the vacancy until the next annual meeting of shareholder.  If a sole director departs, that director shall elect a director to fill the vacancy until the next annual meeting of shareholders.

Each Director of the Corporation shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officers and employees as to the value and amount of the assets, liabilities, and net profits of the Corporation, or any of such items; or in relying in good faith upon any other information pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.